Exhibit(h)(3)

1290 FUNDS

FORM OF ORGANIZATIONAL EXPENSES AGREEMENT

1290 Funds, a Delaware statutory trust (the “Trust”) comprised of multiple series (the “Funds”), and AXA Equitable Funds Management Group, LLC d/b/a 1290 Asset Managers, a limited liability company organized in the State of Delaware (the “Adviser”), in consideration for the engagement of the Adviser as the investment adviser for the Trust, pursuant to a separate agreement, hereby agree as follows:

1. Advancement of Organizational Expenses. The Adviser may pay all, or certain, of the organizational expenses of the Trust, including, but not limited to, legal fees pertaining to the Trust’s organization and initial organizational meetings, fees in connection with initial registrations with the Securities and Exchange Commission and certain states, underwriting and other similar costs, costs of printing prospectuses for sale purposes and fees for services rendered prior to the commencement of the public offering of shares of the Funds, subject to the right to be reimbursed pursuant to paragraph 2.

2. Reimbursement of Organizational Expenses. The Trust shall reimburse to the Adviser the organizational expenses paid pursuant to paragraph 1. Such reimbursement shall be paid no more than 12 months after the commencement of a public offering of shares of the Funds. Such reimbursement may be paid as a lump sum, in equal monthly installments, or in such other amounts as the parties may reasonably agree. Such reimbursement shall be subject to any expense limitation arrangement in effect for a Fund.

3. Limitation on Reimbursement. If the Trust should be liquidated during such 12-month period prior to the complete reimbursement of all organizational expenses, the Trust shall not have any duty to reimburse the Adviser for organizational expenses paid pursuant to paragraph 1 that have not yet been reimbursed.

4. Obligation of the Trust. This agreement is executed by an officer of the Trust on behalf of the Trust and not individually. The obligations of this agreement are binding only upon the assets and property of the Trust and not upon the trustees, officers or shareholders of the Trust individually.

Dated: [            ] 2014

1290 FUNDS		AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC, d/b/a 1290 ASSET MANAGERS

By:		By:
	Brian E. Walsh		Steven M. Joenk
	Chief Financial Officer and Treasurer		Chairman, Chief Executive Officer and President